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                              September 23, 2021

       Brandon E. Lacoff
       Chief Executive Officer
       Belpointe PREP, LLC
       255 Glenville Road
       Greenwich, Connecticut 06831

                                                        Re: Belpointe PREP, LLC
                                                            Amendment No. 3 to
Registration Statement on Form S-11
                                                            Filed September 15,
2021
                                                            File No. 333-255424

       Dear Mr. Lacoff:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-11 Filed September 15, 2021

       Material U.S. Federal Tax Consequences, page 114

   1. We note that the tax opinion filed as Exhibit 8.1 is a short-form tax opinion and that the discussion in this
section, "to the extent it states matters of U.S. federal tax law or legal conclusions . . .
represents the opinion of Sugar Felsenthal Grais & Helsinger
                                                        LLP." Please therefore
revise this section to remove the assumption that you we will be treated as a
partnership for U.S. federal income tax purposes given that counsel has opined that you will be
treated as such. Refer to Section III.B.2 of Staff Legal Bulletin No. 19.
   2. You advise that "All prospective holders of [y]our Class A units should consult their own tax advisers concerning
the U.S. federal . . . income tax consequences" of the transaction.
                                                        Investors are entitled
to rely on your disclosure. Revise to eliminate this disclaimer. You may recommend that
investors consult their own advisors with respect to the personal tax
 Brandon E. Lacoff
Belpointe PREP, LLC
September 23, 2021
Page 2
       consequences of the transaction, which may vary. For guidance, refer to
Section III.D. of
       Staff Legal Bulletin No. 19.
Exhibit Index
Exhibit 8.1, page II-1

3. The opinion states that the descriptions of the law and the legal conclusions in the prospectus under the caption Material U.S. Federal Income Tax Considerations "are correct in all material respects." Please have counsel revise the short-form opinion to state clearly that the the descriptions of the law and the legal conclusions in the tax consequences section of the prospectus are its opinion.
       You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameBrandon E. Lacoff
                                                             Division of
Corporation Finance
Comapany NameBelpointe PREP, LLC
                                                             Office of Real
Estate & Construction
September 23, 2021 Page 2
cc:       Vanessa Schoenthaler, Esq.
FirstName LastName